

January 11, 2012

<u>Via E-mail</u>
Richard Palmer
President and Chief Executive Officer
Global Clean Energy Holdings, Inc.
100 W. Broadway, Suite 650
Long Beach, California 90802

   Re: Global Clean Energy Holdings, Inc.
     Form 10-K for the year ended December 31, 2010
     Filed March 25, 2011
     File No. 000-12627

Dear Mr. Palmer:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Pamela Howell
        for

        John Reynolds
        Assistant Director